Exhibit 99.1

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of March 28, 2019 by and among Magellan Health, Inc., a Delaware corporation (the “Company”), and the entities and natural persons set forth in the signature pages hereto (collectively, “Starboard”) (each of the Company and Starboard, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and Starboard have engaged in various discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, as of the date hereof, Starboard has a beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) interest in the common stock, $0.01 par value per share, of the Company (the “Common Stock”) totaling, in the aggregate, 2,369,100 shares of the Common Stock, or approximately 9.8% of the shares of Common Stock issued and outstanding on the date of this Agreement (“Starboard’s Ownership”);

WHEREAS, Starboard submitted a letter to the Company on February 22, 2019 (the “Nomination Letter”), nominating a slate of director candidates to be elected to the Company’s board of directors (the “Board”) at the Company’s 2019 annual meeting of shareholders (the “2019 Annual Meeting”); and

WHEREAS, as of the date hereof, the Company and Starboard have determined to come to an agreement with respect to the composition of the Board and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1. Board Appointments and Related Agreements.

(a) Board Appointments.

(i) The Company agrees that immediately following the execution of this Agreement, the Board shall take all necessary actions to increase the size of the Board from nine (9) to thirteen (13) directors and appoint Peter A. Feld (“Mr. Feld”, or the “Starboard Appointee”), Leslie V. Norwalk, Guy P. Sansone and Steven J. Shulman (each an “Independent Appointee” and, together with the Starboard Appointee, the “Appointed Directors”) as directors of the Company. Prior to the date of this Agreement, each of the Appointed Directors has submitted to the Company a fully completed copy of the Company’s D&O Questionnaire and other onboarding materials.

(ii) The Company agrees that the Board shall nominate each Appointed Director (including any Replacement Director (as defined below)) for election to the Board at the Company’s 2019 Annual Meeting for terms expiring at the Company’s 2020 annual meeting of shareholders (the “2020 Annual Meeting”), subject only to their consent to serve. Subject to the foregoing and to the remainder of this Section 1(a)(ii), the slate of nominees for election at the 2019 Annual Meeting shall be as determined by the Board, based upon the recommendation of the Nominating/Corporate Governance Committee (the “Nominating Committee”). The Company shall recommend, support and solicit proxies for the Appointed Directors at the 2019 Annual Meeting in the same manner as it recommends, supports, and solicits proxies for the election of its incumbent directors (the “Continuing Directors”). The Board shall take all necessary actions to decrease the size of the Board from thirteen (13) to ten (10) directors, effective immediately following the election of directors at the 2019 Annual Meeting, and the slate of nominees for election at the 2019 Annual Meeting, together with the incumbent directors whose terms expire at the 2020 Annual Meeting who will continue to serve following the 2019 Annual Meeting, shall equal ten (10).

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(iii) If any Appointed Director (or any Replacement Director) is unable or unwilling to serve as a director for any reason or ceases to be a director, resigns as a director or is removed as a director prior to the expiration of the Standstill Period (as defined below), and at such time Starboard beneficially owns (as determined under Rule 13d-3 promulgated under the Exchange Act) in the aggregate at least the lesser of 3.0% of the Company’s then outstanding shares of Common Stock and 717,760 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (such lesser amount, the “Minimum Ownership Threshold”), Starboard shall have the ability to recommend a substitute person for appointment to the Board in accordance with this Section 1(a)(iii) (any such replacement nominee shall be referred to as a “Replacement Director,” and upon becoming a Replacement Director, such person shall be deemed an Appointed Director for purposes of this Agreement). Any Replacement Director must (A) be reasonably acceptable to the Board (such acceptance not to be unreasonably withheld), (B) qualify as “independent” pursuant to Nasdaq Stock Market (“Nasdaq”) listing standards, (C) have the relevant financial and business experience to be a director of the Company and (D) in the case of a Replacement Director who is replacing an Independent Appointee (or any replacement thereof), be independent of Starboard (for the avoidance of doubt, the nomination by Starboard of such person to serve on the board of any other company shall not (in and of itself) cause such person to not be deemed independent of Starboard, but any employee, director or affiliate of Starboard (whether past or present) would not be deemed independent of Starboard). Any Replacement Director who is replacing Mr. Feld as the Starboard Appointee (or any replacement thereof) and who is a partner or senior employee of Starboard that has relevant business and financial experience will be approved and appointed to the Board no later than ten (10) business days following the submission of the Company’s D&O Questionnaire and other onboarding materials, so long as such Replacement Director qualifies as “independent” pursuant to the Nasdaq listing standards. The Nominating Committee shall use its reasonable best efforts to make its determination and recommendation (which it shall undertake reasonably and in good faith) regarding whether any other such nominee to be a Replacement Director (other than any Replacement Director who is a partner or senior employee of Starboard, who is covered by the prior sentence) meets the foregoing criteria within ten (10) business days after (x) such nominee has submitted to the Company the Company’s D&O Questionnaire and other onboarding materials and (y) representatives of the Board have conducted customary interview(s) of such nominee, if such interviews are requested by the Board or the Nominating Committee. The Company shall use its reasonable best efforts to conduct any interview(s) contemplated by this Section 1(a)(iii) as promptly as practicable, but in any case, assuming reasonable availability of the nominee, within ten (10) business days after Starboard’s submission of such nominee. In the event the Nominating Committee does not accept a person recommended by Starboard as the Replacement Director, Starboard shall have the right to recommend additional substitute person(s) whose appointment shall be subject to the Nominating Committee recommending such person in accordance with the procedures described in this Section 1(a)(iii). Upon the recommendation of a Replacement Director nominee by the Nominating Committee, the Board shall use reasonable best efforts to vote on the appointment of such Replacement Director to the Board no later than five (5) business days after the Nominating Committee’s recommendation of such Replacement Director; provided, however, that if the Board does not elect such Replacement Director to the Board pursuant to this Section 1(a)(iii), the Parties shall continue to follow the procedures of this Section 1(a)(iii) until a Replacement Director is elected to the Board. Subject to Nasdaq rules and applicable law, upon a Replacement Director’s appointment to the Board pursuant to this Section 1(a)(iii), the Board and all applicable committees of the Board shall take all necessary actions to appoint such Replacement Director to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s resignation or removal. Subject to Nasdaq rules and applicable law, until such time as any Replacement Director is appointed to any applicable committee, one of the other Appointed Directors (as designated by Starboard with respect to any Replacement Director) will serve as an interim member of such applicable committee. Any Replacement Director designated pursuant to this Section 1(a)(iii) to replace any Appointed Director or a Replacement Director prior to the mailing of the Company’s definitive proxy statement for the 2019 Annual Meeting, shall stand for election at the 2019 Annual Meeting together with the Company’s other nominees, in accordance with Section 1(a)(ii) of this Agreement. Starboard shall promptly (and in any event within five (5) business days): (i) inform the Company in writing if Starboard fails to satisfy the Minimum Ownership Threshold at any time; and (ii) upon a request by or on behalf of the Company, confirm the number of shares of Common Stock beneficially owned (as determined under Rule 13d-3 promulgated under the Exchange Act) by Starboard.

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(iv) During the period commencing upon the conclusion of the 2019 Annual Meeting and continuing through the expiration of the Standstill Period, the Board shall take all necessary actions to set the size of the Board at no more than ten (10) directors, unless Starboard consents in writing to any proposal to increase the size of the Board.

(b) Board Committees.

(i) Immediately following the execution of this Agreement, the Board shall take all necessary actions to (i) form a Strategic Committee of the Board (the “Strategic Committee”) to explore strategic alternatives for the Company, with the goal of creating value for the Company’s shareholders and (ii) appoint Mr. Feld and Mr. Shulman to the Strategic Committee, plus two (2) Continuing Directors as determined by the Board, with Mr. Feld serving as its Chairman. During the Standstill Period, unless otherwise agreed by Starboard, the Strategic Committee shall be composed of four (4) directors, including two (2) Appointed Directors (or Replacement Directors). Subject to Nasdaq rules and applicable law, in the event either of the Appointed Directors shall for any reason cease to serve on the Strategic Committee, until such time as a Replacement Director is appointed to the Strategic Committee, at least one other Appointed Director will serve as an interim member of the Strategic Committee.

(ii) Immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to appoint Mr. Sansone to the Audit Committee.

(iii) Immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to appoint Ms. Norwalk to the Management Compensation Committee.

(iv) Immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to appoint Mr. Feld to the Management Compensation Committee.

(v) Immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to appoint Mr. Shulman to the Nominating Committee.

(vi) During the Standstill Period, each committee and subcommittee of the Board, including any new committee(s) and subcommittee(s) that may be established, shall include at least one (1) Appointed Director, provided that at least one (1) Appointed Director satisfies any Nasdaq listing standards and legal requirements for service on any such committee with respect to financial expertise and independence.

(vii) Subject to Nasdaq rules and applicable laws, during the Standstill Period, the Board and all applicable committees of the Board shall give each of the Appointed Directors the same due consideration for membership to each other committee of the Board as any other independent director.

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(c) Additional Agreements.

(i) Starboard shall cause each of its respective controlled Affiliates and Associates to comply with the terms of this Agreement and Starboard shall be responsible for any breach of this Agreement by any such respective controlled Affiliate or Associate. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Exchange Act, and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

(ii) Starboard on behalf of itself and its controlled Affiliates and Associates hereby (A) irrevocably withdraws its Nomination Letter and (B) irrevocably withdraws any related materials or notices submitted to the Company in connection therewith.

(iii) Until the end of the Standstill Period (as defined below), except as otherwise provided herein, Starboard shall not, and shall cause each of its controlled Affiliates and Associates not to, directly or indirectly, (A) nominate or recommend for nomination any person for election at any annual or special meeting of the Company’s shareholders or in connection with any solicitation of shareholder action by written consent (each, a “Shareholder Meeting”), (B) submit any proposal for consideration at, or bring any other business before, a Shareholder Meeting, or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to a Shareholder Meeting. Starboard shall not publicly or privately encourage or support any other shareholder, person or entity to take any of the actions described in this Section 1(c)(iii).

(iv) Starboard agrees that it will appear in person or by proxy at the 2019 Annual Meeting and vote all Common Stock beneficially owned by Starboard at the 2019 Annual Meeting (A) in favor of all directors nominated by the Board for election, (B) in favor of the ratification of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the 2019 fiscal year, (C) in accordance with the Board’s recommendation with respect to the Company’s “say-on-pay” proposal and (D) in accordance with the Board’s recommendation with respect to any other Company proposal or shareholder proposal presented at the 2019 Annual Meeting; provided, however, that in the event Institutional Shareholder Services Inc. (ISS) or Glass Lewis & Co., LLC (Glass Lewis) recommends otherwise with respect to the Company’s “say-on-pay” proposal or any other Company proposal or shareholder proposal presented at the 2019 Annual Meeting (other than proposals relating to the election of directors), Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation.

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(v) Starboard agrees that it will appear in person or by proxy at any other Shareholder Meeting held during the Standstill Period and, to the extent such Shareholder Meeting includes the election of directors, vote all Common Stock beneficially owned by Starboard at such Shareholder Meeting, in favor of the election of the Company’s nominees for election as director and not in favor of any other director nominees.

(vi) Starboard acknowledges that, promptly following the date of this Agreement, each of the Appointed Directors shall comply with any request by the Company to submit certain information and documentation as may be required by applicable law and regulations of the insurance industry (“Insurance Law”). Any Replacement Director shall promptly submit to the Company a fully completed copy of the Company’s D&O Questionnaire, any information or documentation required by Insurance Law, and other reasonable and customary director onboarding materials (including an authorization form to conduct a background check, a representation agreement and certain other agreements) required by the Company in connection with the appointment or election of new Board members. Starboard also agrees that, during the Standstill Period, it will notify the Company in writing and obtain all required approvals under Insurance Law prior to purchasing or causing to be purchased or otherwise acquiring or agreeing to acquire beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act) of any voting securities if in any such case, immediately after the taking of such action, Starboard would, in the aggregate, beneficially own an amount of voting securities that would equal or exceed 10% of the then outstanding shares of Common Stock.

(vii) Starboard acknowledges that all directors are (A) governed by all policies, procedures, codes, rules, standards and guidelines applicable to all members of the Board and (B) required to keep confidential all Company confidential information and not disclose to any third parties (including Starboard) any discussions, matters or materials considered in meetings of the Board or Board committees; provided, however, that the Starboard Appointee may disclose certain Company confidential information to Starboard in accordance with the terms of an appropriate confidentiality agreement.

(viii) The Company agrees that the Board and all applicable committees of the Board shall, to the extent that the Board and such committees have such authority or are entitled to so determine, take all necessary actions, effective no later than immediately following the execution of this Agreement, to determine, in connection with their initial appointment as a director and nomination by the Company at the 2019 Annual Meeting, that each of the Appointed Directors is deemed to be (A) a member of the “Incumbent Board” or “Continuing Director” (as such term may be defined in the definition of “Change in Control,” “Change of Control” (or any similar term) under the Company’s incentive plans, options plans, deferred compensation plans, employment agreements, severance plans, retention plans, loan agreements, indentures or any other related plans or agreements that refer to any such plan or agreement’s definition of “Change in Control” or any similar term) and (B) a member of the Board as of the beginning of any applicable measurement period for the purposes of the definition of “Change in Control” or any similar term under such incentive plans, options plans, employment agreements, loan agreements or indentures of the Company, including, without limitation, any retention plan, severance plan, or change-in-control severance plan.

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2. Standstill Provisions.

(a) Starboard agrees that, from the date of this Agreement until the earlier of (x) the date that is fifteen (15) business days prior to the deadline for the submission of shareholder nominations for the 2020 Annual Meeting pursuant to the Company’s Bylaws or (y) the date that is ninety (90) days prior to the first anniversary of the 2019 Annual Meeting (the “Standstill Period”), neither it nor any of its controlled Affiliates or Associates will, and it will cause each of its controlled Affiliates and Associates not to, directly or indirectly, in any manner:

(i) engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of shareholders), in each case, with respect to securities of the Company;

(ii) form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Stock; with respect to the shares of Common Stock (other than a “group” that includes only all or some of the entities or persons identified on the signature pages hereto as of the date hereof; provided, however, that nothing herein shall limit the ability of an Affiliate of Starboard to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement;

(iii) deposit any shares of Common Stock in any voting trust or subject any shares of Common Stock to any arrangement or agreement with respect to the voting of any shares of Common Stock, other than any such voting trust, arrangement or agreement solely among the members of Starboard and otherwise in accordance with this Agreement;

(iv) seek or submit, or encourage any person or entity to seek or submit, nominations in furtherance of a “contested solicitation” for the appointment, election or removal of directors with respect to the Company or seek, encourage or take any other action with respect to the appointment, election or removal of any directors; provided, however, that nothing in this Agreement shall prevent Starboard or any of its Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the 2020 Annual Meeting so long as such actions do not create a public disclosure obligation for Starboard or the Company and are not publicly disclosed by Starboard or its representatives or Affiliates and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with Starboard’s normal practices in the circumstances;

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(v) (A) make any proposal for consideration by shareholders at any annual or special meeting of shareholders of the Company or through any written consent of shareholders, (B) make any offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving Starboard (or its Affiliates or Associates) and the Company, (C) affirmatively solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company, or publicly encourage, initiate or support any third party in making such an offer or proposal, (D) publicly comment on any third party proposal regarding any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition, or other business combination with respect to the Company by such third party prior to such proposal becoming public or (E) call or seek to call a special meeting of shareholders or act by written consent;

(vi) seek, alone or in concert with others, representation on the Board, except as specifically permitted in Section 1;

(vii) seek to advise, encourage, support or influence any person or entity with respect to the voting or disposition of any securities of the Company at any annual or special meeting of shareholders or consent solicitation, except in accordance with Section 1; or

(viii) make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company that would not be reasonably determined to trigger public disclosure obligations for any Party.

(b) Except as expressly provided in Section 1 or Section 2(a), Starboard shall be entitled to (i) vote the shares of Common Stock that it beneficially owns as it determines in its sole discretion and (ii) disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company on any shareholder proposal or other matter to be voted on by the shareholders of the Company and the reasons therefor.

(c) Nothing in Section 2(a) or elsewhere in this Agreement shall be deemed to limit the exercise in good faith by an Appointed Director of such person’s fiduciary duties solely in such person’s capacity as a director of the Company.

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3. Representations and Warranties of the Company. The Company represents and warrants to Starboard that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or agreement to which the Company is a party or by which it is bound.

4. Representations and Warranties of Starboard. Starboard represents and warrants to the Company that (a) the authorized signatories of Starboard set forth on the signature pages hereto have the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind Starboard thereto, (b) this Agreement has been duly authorized, executed and delivered by Starboard, and is a valid and binding obligation of Starboard, enforceable against Starboard in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Starboard as currently in effect, (d) the execution, delivery and performance of this Agreement by Starboard does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Starboard, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (e) as of the date of this Agreement, Starboard’s Ownership is 2,369,100 shares of Common Stock and (f) as of the date hereof, and except as set forth in clause (e) above, Starboard does not currently have, and does not currently have any right to acquire, any interest in any securities of the Company (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Stock, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of Common Stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement).

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5. Press Release. Promptly following the execution of this Agreement, the Company and Starboard shall jointly issue a mutually agreeable press release (the “Press Release”) announcing certain terms of this Agreement in the form attached hereto as Exhibit A. Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor Starboard shall issue any press release or make any public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party. During the Standstill Period, neither the Company nor Starboard shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement.

6. Specific Performance. Each of Starboard, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that Starboard, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 6 is not the exclusive remedy for any violation of this Agreement.

7. Expenses. The Company shall reimburse Starboard for its reasonable, documented out-of-pocket fees and expenses (including legal fees) incurred in connection with Starboard’s involvement at the Company through the date of this Agreement, including, but not limited to its Schedule 13D filings, its preparation and delivery of the Nomination Letter, and the negotiation and execution of this Agreement, provided that such reimbursement shall not exceed $275,000 in the aggregate.

8. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

9. Notices. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated and such notice is also sent by a nationally recognized overnight delivery service); or (c) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses and email addresses for such communications shall be:

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If to the Company:

Magellan Health, Inc.
4800 Scottsdale Road, Suite 4400
Scottsdale, AZ 85251
Attention:	Daniel Gregoire
Email:	dngregoire@magellanhealth.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention:	Michael J. Aiello
Raymond O. Gietz
Email:	michael.aiello@weil.com
raymond.gietz@weil.com

If to Starboard:

Starboard Value LP
777 Third Avenue, 18th Floor
New York, NY 10017
Attention:	Peter A. Feld
Email:	pfeld@starboardvalue.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention:	Steve Wolosky
Andrew Freedman
Email:	swolosky@olshanlaw.com
afreedman@olshanlaw.com

10. Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

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11. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

12. Mutual Non-Disparagement. Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period, or if earlier, until such time as the other Party or any of its agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors shall have breached this Section 12, neither it nor any of its respective agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors, shall in any way publicly criticize, disparage, call into disrepute or otherwise defame or slander the other Party or such other Party’s subsidiaries, affiliates, successors, assigns, officers (including any current officer of a Party or a Party’s subsidiaries who no longer serves in such capacity at any time following the execution of this Agreement), directors (including any current director of a Party or a Party’s subsidiaries who no longer serves in such capacity at any time following the execution of this Agreement), employees, shareholders, agents, attorneys or representatives, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of such other Party, their businesses, products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, shareholders, agents, attorneys or representatives;  provided, however, if the Starboard Appointee is a Starboard partner or employee, any statements regarding the Company’s operational or stock price performance or any strategy, plans, or proposals of the Company not supported by the Starboard Appointee that do not disparage, call into disrepute or otherwise defame or slander any of the Company’s officers, directors, employees, stockholders, agents, attorneys or representatives (“Opposition Statements”), shall not be deemed to be a breach of this Section 12 (subject to, for the avoidance of doubt, any obligations of confidentiality as a director that may otherwise apply) except that any Opposition Statement will only speak to a matter that has been made public by the Company; provided, further, that if any Opposition Statement is made by Starboard, the Company shall be permitted to publicly respond with a statement similar in scope to any such Opposition Statement.

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13. Securities Laws. Starboard acknowledges that it is aware, and will advise each of its representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws may prohibit any person who directly or indirectly has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

14. Entire Agreement; Amendment and Waiver; Successors and Assigns; Third-Party Beneficiaries; Term. This Agreement contains the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each of the Company and Starboard. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Starboard, the prior written consent of the Company, and with respect to the Company, the prior written consent of Starboard. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities. This Agreement shall terminate at the end of the Standstill Period, except the provisions of Section 6 through Section 10 and Section 14, which shall survive such termination.

[The remainder of this page intentionally left blank]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

MAGELLAN HEALTH, INC.

By:	/s/ Barry Smith
Name:	Barry Smith
Title:	Chief Executive Officer and Chairman of the Board of Directors

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP, its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP, its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP, its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC, its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP, its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC, its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC, its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP, its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC, its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
Name:	Jeffrey C. Smith
Title:	Authorized Signatory

[Signature Page to Settlement Agreement]

JEFFREY C. SMITH

PETER A. FELD

By:	/s/ Jeffrey C. Smith
Name:	Jeffrey C. Smith
Title:	Individually and as Attorney-in-Fact for Peter A. Feld

[Signature Page to Settlement Agreement]

EXHIBIT A

MAGELLAN HEALTH ANNOUNCES AGREEMENT WITH STARBOARD

Four New Independent Directors to Join Magellan Health Board

Starboard Agrees to Support All Magellan Health Nominees at 2019 Annual Meeting

SCOTTSDALE, Ariz. – March 29, 2019 – Magellan Health, Inc. (NASDAQ: MGLN) today announced that it has entered into an agreement with Starboard Value LP (together with certain of its affiliates, “Starboard”), which owns approximately 9.8% of the Company’s outstanding common stock.

Under the terms of the agreement, four new independent directors will join the Magellan Health Board of Directors effective immediately: Peter Feld, Managing Member and Head of Research of Starboard; Leslie Norwalk, Strategic Counsel to Epstein Becker Green and former Acting Administrator for the Centers for Medicare & Medicaid Services (CMS); Guy Sansone, Managing Director at Alvarez & Marsal; and Steven Shulman, former Chairman and CEO of Magellan Health. The four new independent directors will be included in the Company’s slate of directors standing for election at the 2019 Annual Meeting. Following the 2019 Annual Meeting, the Magellan Health Board will be comprised of 10 directors, including the four new independent directors. In addition, the Magellan Board will form a Strategic Committee of independent directors including: Michael Diament; Peter Feld, who will chair the Strategic Committee; Scott Mackenzie; and Steven Shulman.

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Starboard has agreed to withdraw its slate of alternate nominees and vote its shares in favor of all of the Magellan Health Board’s director nominees and, subject to certain conditions, vote in accordance with the Board’s recommendations on all other proposals at the 2019 Annual Meeting. Starboard also has agreed to abide by certain standstill provisions through the earlier of 15 business days prior to the deadline for the submission of shareholder nominations for the Company’s 2020 Annual Meeting and 90 days prior to the first anniversary of the 2019 Annual Meeting. The complete agreement between Magellan and Starboard will be filed on a Form 8-K with the U.S. Securities and Exchange Commission.

“We are pleased to welcome Peter, Leslie, Guy and Steven to the Magellan Board,” said Barry M. Smith, Chairman and Chief Executive Officer of Magellan Health. “With our transformation into a more diversified healthcare company, we have worked to evolve the Board’s composition. Collectively, these four new directors bring financial, operational, technology and healthcare experience that we believe complement our existing Board and will be beneficial to our business and the actions underway to improve margins and support our growth. I look forward to working with our new directors and benefitting from their perspectives and contributions.”

Peter Feld, Managing Member of Starboard, said, “We are pleased to have worked constructively with the Magellan Board and management team to reach this agreement to strengthen the Board with new independent directors and to create a new Strategic Committee of the Board. We invested in Magellan because we see significant operational and strategic opportunities for value creation. I look forward to serving on the Board, and as Chair of the Strategic Committee, and am confident that the additional insights and expertise of the four new directors will further advance our common goal of enhancing shareholder value.”

About Peter A. Feld

Peter Feld has been a Managing Member and the Head of Research of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies, since 2011.  Prior to joining Starboard, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd. from November 2008 to April 2011.  He currently serves as a director of Symantec Corporation, a cybersecurity software and services company, since September 2018.  During the past five years, Mr. Feld served as a director of Marvell Technology Group Ltd., The Brink’s Company, Insperity, Inc., Darden Restaurants, Inc., Tessera Technologies, Inc. (n/k/a Xperi Corporation), and Integrated Device Technology, Inc.

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About Leslie V. Norwalk, Esq.

Leslie Norwalk has served as Strategic Counsel to Epstein Becker Green, P.C., a law firm with a focus on healthcare and life science, and two healthcare consulting agencies, EBG Advisors, Inc. and National Health Advisors, since September 2007. Additionally, since 2008, Ms. Norwalk has served as an advisor to three private equity firms including, Warburg Pincus, LLC, Peloton Equity, LLC and Enhanced Equity Fund, L.P.  From 2001 to 2007, Ms. Norwalk served the George W. Bush Administration in the Centers for Medicare & Medicaid Services (CMS), most recently as the Acting Administrator, where she managed the operations of federal health care programs, and prior to that, as the agency's Deputy Administrator and the Counselor to the Administrator.  Prior to that, Ms. Norwalk practiced law with Epstein Becker & Green, P.C. She also previously served in the George H.W. Bush Administration in the White House Office of Presidential Personnel and the Office of the U.S. Trade Representative. Currently, Ms. Norwalk serves on the boards of Providence Service Corporation, a social services corporation, since November 2015, Endologix, Inc., a developer and marketer of innovative treatments for aortic disorders, since May 2015 and NuVasive, Inc., a medical device company, since May 2014. Previously, she served as a director of Volcano Corporation and Press Ganey Associates, Inc. Ms. Norwalk has also served on over a dozen private company health care boards.

About Guy P. Sansone

Guy Sansone is a Managing Director at Alvarez & Marsal in New York, a financial advisory and consulting firm notable for its work in turnaround management and performance improvement of a number of large, high-profile businesses across the globe, where he serves as Chairman of the firm's Healthcare Industry Group, which he founded in 2004. Mr. Sansone has also served on the boards of HealthPRO Heritage, a leading national provider of therapy management and consulting services, since September 2015 and Pager, Inc., a mobile healthcare technology company, since March 2017.  He previously served as a director of Civitas Solutions, Inc. from 2009 until its acquisition by Celtic Intermediate Corp. in March 2019. From November 2014 through December 2016, Mr. Sansone served as the interim Chief Executive Officer of the Visiting Nurse Service of New York (VNSNY), the largest post-acute home-based services provider in New York State. Prior to VNSNY, he served as a Senior Advisor to the board of directors of Health Management Associates, Inc., as Interim President of LifeCell Corporation, and as the Chief Restructuring Officer for Erickson Retirement Communities (n/k/a Erickson Living).  Prior to that, Mr. Sansone was the Chief Implementation Officer to the Saint Barnabas Health Care System (n/k/a Saint Barnabas Medical Center, an affiliate of RWJBarnabas Health), a Senior Consultant at Sunrise Senior Living, the Chief Executive Officer and Chief Restructuring Officer at Saint Vincent Catholic Medical Centers in New York, and the interim Chief Financial Officer of HealthSouth Corporation (n/k/a Encompass Health Corporation). Mr. Sansone also previously served as a director of Rotech Healthcare, Inc., where he served as President and co-Chief Executive Officer on an interim basis.

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About Steven J. Shulman

Steven Shulman has served as the Managing Partner at Shulman Family Ventures, Inc. (Shulman Ventures), a healthcare private equity firm, since 2008. He previously served as an Operating Partner at Water Street Healthcare Partners, LLC from 2008 until March 2015 and Tower Three Partners LLC from 2008 until December 2013.  Prior to that, Mr. Shulman served as Chairman and Chief Executive Officer of Magellan Health Services, Inc. (n/k/a Magellan Health, Inc.) from 2002 to 2008, where he spearheaded its turnaround and restructuring following bankruptcy.  He also previously served as Chairman and Chief Executive Officer of Internet Healthcare Group, LLC and as Chairman, President and Chief Executive Officer of Prudential Healthcare, Inc. Prior to that, Mr. Shulman served in senior executive positions at Value Health, Inc., a specialty managed care company he founded and took public, including as a Director and as President of the Pharmacy and Disease Management Group. He also previously held senior executive positions at each of Cigna Corporation, including as President of the East Central Division, and Kaiser Permanente, an integrated managed care company, including as Director, Medical Economics. Mr. Shulman currently serves as Chairman of both Quartet Health, Inc., a healthcare technology company which connects primary care and mental health providers, since March 2014 and CareCentrix, Inc., a post-acute managed care company, since 2008. He also serves as a director of several other privately-held companies, including VillageMD, Facet, HealthMap, and Pager, Inc.  Previously, Mr. Shulman served as Chairman of the board of directors of both R1 RCM Inc. and Health Management Associates, Inc.

About Magellan Health

Magellan Health, Inc. is a leader in managing the fastest growing, most complex areas of health, including special populations, complete pharmacy benefits and other specialty areas of healthcare. Magellan supports innovative ways of accessing better health through technology, while remaining focused on the critical personal relationships that are necessary to achieve a healthy, vibrant life. Magellan's customers include health plans and other managed care organizations, employers, labor unions, various military and governmental agencies and third-party administrators. For more information, visit MagellanHealth.com.

About Starboard

Starboard Value LP is a New York-based investment adviser with a focused and differentiated fundamental approach to investing primarily in publicly traded U.S. companies. Starboard invests in deeply undervalued companies and actively engages with management teams and boards of directors to identify and execute on opportunities to unlock value for the benefit of all shareholders.

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Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 and the Securities Act of 1933, as amended, which involve a number of risks and uncertainties, many of which are out of our control. All statements, other than statements of historical information provided herein, may be deemed to be forward-looking statements including, without limitation, statements regarding the composition and qualifications of the Company’s Board of Directors. These statements are based on management’s analysis, judgment, belief and expectation only as of the date hereof, and are subject to uncertainty and changes in circumstances. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “may,” “should,” “could,” “estimate,” “intend” and other similar expressions are intended to identify forward-looking statements. Actual results could differ materially due to, among other things, the possible election of certain of the Company’s customers to manage the healthcare services of their members directly; changes in rates paid to and/or by the Company by customers and/or providers; higher utilization of healthcare services by the Company’s risk members; delays, higher costs or inability to implement new business or other Company initiatives; the impact of changes in the contracting model for Medicaid contracts; termination or non-renewal of customer contracts; the impact of new or amended laws or regulations; governmental inquiries; litigation; competition; operational issues; healthcare reform; and general business conditions. Additional factors that could cause actual results to differ materially from those reflected in the forward-looking statements include, but are not limited to, the risks discussed in the “Risk Factors” section included within the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the Securities and Exchange Commission on February 28, 2019. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this release.

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